UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)


   | X| ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                       OR


   | _| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from ___________ to ___________

                        Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
                               6316 Windfern Road
                              Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Core Laboratories N.V.
                                 Herengracht 424
                                1017 BZ Amsterdam
                                 The Netherlands

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                             AS OF DECEMBER 31, 2002

                         TOGETHER WITH AUDITORS' REPORT

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 2002




                                                                         Page(s)

Report of Independent Auditors..........................................    1

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of
        December 31, 2002 and 2001......................................    2
   Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2002...........................    3

Notes to Financial Statements...........................................   4-8

Supplemental Schedule*-
   Schedule of Assets (Held at End of Year) as of December 31, 2002.....    9





* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the information required by the schedules has been included in the notes to financial statements or the schedules are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Core Laboratories Profit Sharing and Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Core Laboratories Profit Sharing and Retirement Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas

June 26, 2003

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                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001



                                              2002                     2001
                                              ----                     ----
     ASSETS
     Cash, noninterest-bearing            $   44,263              $   167,580
     Investments, at fair value:
           Life insurance                     43,709                   54,325
           Interest-bearing cash               2,617                   19,802
           Collective trust fund           5,894,230                3,952,082
           Common stock                    6,388,643                7,635,867
           Mutual funds                   22,554,374               25,914,574
           Participant loans               1,211,004                1,034,700
                                         -----------              -----------

                                          36,094,577               38,611,350

     Receivables:
           Other receivables                   2,097                   17,536
                                         -----------              -----------
                                               2,097                   17,536
                                         -----------              -----------

             Total assets                 36,140,937               38,796,466

     LIABILITIES
           Other payables                     38,018                  139,779
                                         -----------              -----------
             Total liabilities                38,018                  139,779
                                         -----------              -----------

     NET ASSETS AVAILABLE
           FOR PLAN BENEFITS            $ 36,102,919             $ 38,656,687
                                         ===========              ===========





    The accompanying notes are an integral part of these financial statements.

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002




     ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
           Interest and dividends                                  $  311,253

     Contributions:
           Participant                                              3,562,405
           Employee rollovers                                         300,118
           Employer                                                 1,727,763
           Excess funds transferred from retirement plan (Note 7)     189,523
                                                                  -----------
                                                                    5,779,809
                                                                  -----------
                 Total additions                                    6,091,062
                                                                  -----------


     DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Net depreciation in fair value of investments:
           Common stock                                             1,337,962
           Mutual funds                                             3,688,783
                                                                  -----------
                                                                    5,026,745

     Withdrawals and retirement benefits                            3,502,819
     Administrative expenses                                           96,820
     Other deductions                                                  18,446
                                                                  -----------
                 Total deductions                                   8,644,830
                                                                  -----------

     NET DECREASE                                                 (2,553,768)
     NET ASSETS AVAILABLE FOR PLAN BENEFITS
              Beginning of year                                    38,656,687
                                                                  -----------
              End of year                                         $36,102,919
                                                                  ===========




   The accompanying notes are an integral part of these financial statements.

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 and 2001



1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") was established by Core Laboratories LP (the "Company"), effective October 1, 1994. Effective May 1, 2002, the Plan was amended to reflect a change in the Company's name and legal status from Core Laboratories, Inc. to Core Laboratories LP. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). Effective January 1, 2002, the Plan was restated in its entirety to incorporate previous amendments necessary to conform to recent legislation. Effective July 1, 2002 the plan was amended to allow for the excess funds of the terminated Retirement Income Plan for Employees of Saybolt Inc. to be transferred into the Plan. As of December 1, 2002 the plan was amended to allow participants who attained age 50 before the close of the Plan year to contribute an additional amount in accordance with, and subject to certain limitations of the Code.

Plan Administrator and Trustee

The Company is the Plan administrator as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company contracts with The 401K Company (the "Recordkeeper") to maintain the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees, including temporary or part-time employees who have completed at least 1,000 hours of service in a Plan year, are eligible to participate in the Plan. Participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21.

Contributions

The Plan allows participants to contribute up to 15 percent of their compensation, as defined by the Plan, on a pretax basis. The plan was amended effective January 1, 2003 to provide for participant contributions of up to sixty percent of compensation. At its discretion, the Company makes matching contributions to the account of each participant up to four percent of each participant's compensation. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year. No additional contributions were made to the Plan for 2002 and 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, total and permanent physical or mental disability, or normal retirement, all such participants become fully vested in Company contributions and related earnings/losses.

Investment Program

Participants may invest their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants who are seeking guidance in their investment direction can choose from four Asset Allocation Models: Short-Term Model (1-5 years); Medium-Term Model (5-10 years); Long-Term Model (10-15 years) or Longer-Term Model (15+ years) which represent a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in the Company Common Stock.

Administrative Expenses

The Plan pays all administrative expenses.

Loans

The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. New loans bear interest at treasury rates plus four percent and are repaid through payroll deductions over a period not to exceed five years. The loans are secured by the balance in the participant's account.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions, if any from the Plan, in cash without being suspended from making additional contributions to the Plan. Participants may also make an in-service withdrawal at age 59 1/2 of their vested account balance. Participants may elect an in-kind distribution of Core Laboratories N.V. stock in lieu of cash upon termination, retirement or upon electing an in-service withdrawal at age 59 1/2.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 2002, $79,648 of forfeited balances were utilized to reduce the Company's contributions. At December 31, 2002 forfeited amounts of $168,029 were available to reduce future employer contributions or Plan expenses.



Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Investment Valuation

The Plan reports the investments in the financial statements at fair value. Investments in life insurance policies is recorded at the cash surrender value of the life insurance policies, as determined by the investment issuer. Investments in mutual funds and common stock are reported at fair value based on quoted market prices. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts that are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2002, was 5.02 percent. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. Dividends are recorded at the ex-dividend rate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001.

2002-
  Stable Value Fund                                   $   5,894,166
  Core Laboratories N.V. Common Stock                     6,388,643
  Washington Mutual Investors Fund - Class A              5,223,471
  EuroPacific Growth Fund - Class A                       2,197,837
  Franklin Balance Sheet Investment Fund - Class A        2,458,461
  Lord Abbett Developing Growth Fund                      1,703,028
  Putnam Growth Opportunities - Class A                   2,904,160
  Vanguard 500 Index Fund                                 2,461,505
  The Bond Fund of America - Class A                      3,005,886

2001-
  Stable Value Fund                                   $   3,952,018
  Core Laboratories N.V. Common Stock                     7,635,867
  Washington Mutual Investors Fund - Class A              6,003,312
  EuroPacific Growth Fund - Class A                       2,698,514
  Franklin Balance Sheet Investment Fund - Class A        2,659,598
  Lord Abbett Developing Growth Fund                      2,296,875
  Putnam Growth Opportunities - Class A                   3,431,073
  Vanguard 500 Index Fund                                 2,844,814
  The Bond Fund of America - Class A                      3,351,428

4.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.


5.   FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. An application was made in February 2002 for a favorable determination letter on the amended and restated plan. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and tax-exempt as of December 31, 2002 and 2001.

6.  RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of the Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions.


7.  CONTRIBUTIONS OF EXCESS FUNDS AND TRANSFERS FROM OTHER PLANS:

Excess funds from the terminated Retirement Income Plan for Employees of Saybolt Inc. were transferred into the plan on October 15, 2002 in the amount of approximately $578,000. Approximately $388,000 was used to fund the Company's employer match contributions. Excess funds at December 31, 2002 approximate $190,000 and will be used to fund future employer contributions.

                                                               Schedule H line4i



                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2002



         Identity of Issuer                        Description of Investment                     Current Value
 -----------------------------------       -----------------------------------                   -------------

Conseco Life Insurance Company            Cash surrender value of life insurance
                                               policies                                               $      43,709

Alliance Capital Management Corp.         Alliance Capital Reserves                                           2,617

American Funds                            The Cash Management Trust of America - Class A                         64

AMVESCAP National Trust Company           Stable Value Fund                                               5,894,166

Core Laboratories N.V.*                   Core Laboratories N.V.
                                                Common Stock                                              6,388,643

American Funds                            The Bond Fund of America - Class A                              3,005,886

American Funds                            Washington Mutual Investors Fund - Class A                      5,223,471

American Funds                            EuroPacific Growth Fund - Class A                               2,197,837

Franklin Templeton Investments            Templeton Foreign Smaller Companies Fund -
                                          Class A                                                           633,972

Franklin Templeton Investments            Templeton Developing Markets Trust - Class A                      539,580

Franklin Templeton Investments            Franklin Balance Sheet Investment Fund - Class A                2,458,461

Franklin Templeton Investments            Franklin Real Estate Securities Fund - Class A                  1,426,474

Lord Abbett & Company                     Lord Abbett Developing Growth Fund                              1,703,028

Putnam Investments                        Putnam Growth Opportunities - Class A                           2,904,160

The Vanguard Group                        Vanguard 500 Index Fund                                         2,461,505

Participant Loans*                        Interest rates ranging from 3.00% to 10.89%
                                          with varying maturity dates (zero cost)                         1,211,004
                                                                                                       ------------
                                              Total assets (held at end of year)                      $  36,094,577
                                                                                                       ============

Assets indicated by * are invested with parties-in-interest to the Plan as defined by Section 3 (14) of ERISA.
                                       9

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  June 27, 2003



                                         CORE LABORATORIES
                                         PROFIT SHARING AND RETIREMENT PLAN

                                         By: /s/ Richard L. Bergmark

                                              Richard L. Bergmark
                                              Executive Vice President and
                                              Chief Financial Officer

                                INDEX TO EXHIBIT


Exhibit
Number

23.1        - Consent of Independent Accountants




                                       11
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